Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

Via EDGAR

December 8, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Las Vegas Sands Corp.—Amendment No. 4
 Registration Statement on Form S-1 (File No. 333-118827)

Ladies and Gentlemen:

        On behalf of Las Vegas Sands Corp., a Nevada corporation (the "Company"), we submit in electronic form for filing the accompanying Amendment No. 4 to the Registration Statement on Form S-1 ("Amendment No. 4") of the Company, together with Exhibits, marked to indicate changes from Amendment No. 3 to the Registration Statement as filed with the Securities and Exchange Commission (the "Commission") on November 24, 2004.

        Amendment No. 4 reflects the responses of the Company to comments received from the Staff of the Commission (the "Staff") in a letter from Amanda McManus, dated December 3, 2004 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein (the "Prospectus"or Amendment No. 4 as applicable).

        The Company's responses to the Staff's comments are as follows:

Form S-1

General

1.
We have reviewed your response to our prior comment number 2 and the additional supporting materials you have supplied for the statements on pages 1 and 79 that you are one of the most successful properties on the strip based upon revenues. It appears that the articles you have provided only indicate your position based upon cash flows and hotel revenue in the first quarter of 2004 and based upon adjusted cash flow for 2003. Please revise your disclosure to more accurately reflect the supporting materials you have provided.

Response to Comment 1

  The Company has revised the disclosure as requested. See pages 1 and 84 of Amendment No. 4.

Prospectus Summary, pages 1 – 15

2.
We have reviewed your revisions in response to our prior comment number 3. Please revise your disclosure further to clarify that the terms "we" and "our" in the following places actually mean Las Vegas Sands Opco:

•
Page 2, second full paragraph, the first sentence.

•
Page 3, first and second paragraphs, the first sentence and the penultimate sentence of the third paragraph.z

Response to Comment 2

  The Company has revised the disclosure as requested. See pages 2, 3, 85 and 86 of Amendment No. 4.

Cover Page

3.
Please revise the cross-reference to the risk factors to substitute "risks" for "factors" so that it informs investors of the page to "read about risks" rather than "factors" they should consider.

Response to Comment 3

  The Company has revised the cross-reference as requested. See the cover page of the Prospectus.

Benefits to Affiliates, Page 7

4.
We note from your response to comment 4 that since an entity controlled by Mr. Adelson already provided the administrative services the assignment to another entity controlled by Mr. Adelson will not result in any additional benefits to Mr. Adelson and the companies he controls. However, we reissue the comment in light of the fact that an entity controlled by Mr. Adelson will receive the benefit of the administrative services agreement rather than an independent third party.

Response to Comment 4

  The Company has revised the disclosure as requested. See page 8 of Amendment No. 4.

Risk Factors, pages 16 – 39

Risks Related to our Business, pages 16 – 23

The terms of our debt instruments may restrict our current and future operations, particularly our ability to finance additional growth, respond to changes or take some actions, pages 19 – 20

5.
We have reviewed your new disclosure in response to our prior comment number 12. Because you have phrased your disclosure in terms of exceptions from the limitations imposed by your debt instruments, it tends to mitigate the risk presented. In addition, the amount of detail you have provided tends to obscure the risk presented. It appears that your debt instruments generally limit your ability to incur additional debt and liens to not more than that which is already permitted by your existing debt instruments. Please simplify your disclosure to reflect this, if true.

Response to Comment 5

  The Company has revised the disclosure as requested. See page 20 of Amendment No. 4.

Management's Discussion and Analysis of Financial Condition and Results of Operations, 56 – 82

Nine Months Ended September 30, 2004 compared to the Nine Months Ended September 30, 2003, pages 63 – 67

Operating Expenses, page 66

6.
We note that the 266:1 stock split to be affected in conjunction with the holding company merger has been presented in the pro forma financial statements, but not retroactively in the consolidated balance sheets and elsewhere in the prospectus. Please advise us of what consideration you gave to retroactively presenting the stock split in accordance with SAB Topic 4C. Where appropriate, consider expanding your disclosure to include the effects of the stock split to make your disclosures more meaningful to investors. For instance, when discussing the fair value of your common stock as it relates to the recent option grants, disclose the stock prices and number of shares on a post-merger pro forma basis.

Response to Comment 6

  The Company considered SAB Topic 4C and has indicated that the merger is to occur subsequent to the effective date of the registration statement, but immediately prior to the closing of this offering. As such, retroactive treatment of the 266:1 stock exchange to be effected in conjunction with the holding company merger has not been reflected in the consolidated balance sheets. The Company has revised the disclosure as requested to disclose the stock prices and number of shares on a post-merger pro forma basis where appropriate. See pages 6, 60, 67, 133 and 143 of Amendment No. 4.

Legal Proceedings, pages 118 – 121

7.
Refer to your new disclosure on page 121 related to the Interface Group Nevada litigation. Please revise your disclosure to include a description of the factual basis for the 6 counterclaims Interface has filed against the plaintiff in this matter.

Response to Comment 7

  The Company has revised the disclosure as requested. See page 123 of Amendment No. 4.

Las Vegas Sands Corp. 2004 Equity Award Plan, pages 131 – 136

8.
We note your new disclosure on page 132 related to certain options you will issue upon consummation of the offering. Please provide additional details related to the vesting schedule of the options, as well as terms of exercise and other material terms. If any of the options vest immediately, please revise your officer and director beneficial share ownership table on page 140 to reflect any options that vest within 60 days. Further, please revise the summary section on benefits to affiliates to include such options.

Response to Comment 8

  The Company has revised the disclosure as requested. See pages 8 and 133 of Amendment No. 4. The Company confirms that none of the options vest within 60 days.

Las Vegas Sands, Inc. Notes to Condensed Financial Statements

Note 1—Organization and Business of Company, page F-55

9.
We note your reference to the consolidated financial statements contained in Amendment No. 1 to your registration statement. Please supplementally advise us why you have not referenced the financial statements in the current amendment or revise your disclosure accordingly.

Response to Comment 9

  The Company has corrected the reference to refer to the current amendment. See page F-54 of Amendment No. 4.

Tax Opinion

10.
We note from your response to comment 30 that you have revised the tax opinion to state without qualification that the discussion set forth under the taxation section constitutes the opinion of counsel. However, we continue to believe that the portions of the taxation section that constitute counsel's opinion remain unclear. As previously noted, in order to use a short-form tax opinion, the opinion of counsel must be clearly set forth in the taxation section, and the text of the taxation section must specifically highlight the provisions and conclusions that constitute counsel's opinion. Currently, that section does not clearly delineate which portions of the section are the opinion of counsel. Please revise to provide a long-form tax opinion or revise the section on taxation to clearly identify the portions that constitute counsel's opinion.

Response to Comment 10

  The Company has revised the taxation section and opinion of counsel as requested. See page 176 of Amendment No. 4. The revised opinion of counsel has been refiled as Exhibit 8.1 to Amendment No. 4.

Directed Share Program Materials

11.
We note from your response to our previous request for information about your DSP that Citigroup Global Markets Inc. intends to allow potential participants in the DSP to participate in the DSP through a website. Please provide us with screen shots of the proposed website and provide more details about how potential participants will receive information about the website.

Response to Comment 11

  Citigroup Global Markets Inc. has advised the Company that it no longer intends to enable any participation in the DSP through the use of a website for this offering.

12.
We note from your directed share program materials that the DSP will include offers of shares to family and friends of the company's officers, directors and shareholders, and certain suppliers, vendors and business associates. Please clarify and revise your prospectus disclosure on page 180 to further describe the business associates that may participate in the directed share program. In addition, if any of the shares in the directed share program are to be offered to officers or directors of the company, please ensure that your officer and director beneficial share ownership table on page 140 of your prospectus reflects all shares to be allocated to them in the DSP, since the officer or director may have the ability to purchase those shares within 60 days.

Response to Comment 12

  The Company has clarified the disclosure as requested. See page 181 of Amendment No. 4. The Company confirms that none of its officers or directors set forth in the beneficial ownership table of the Prospectus will beneficially own any of the shares to be offered in the directed share program.

13.
Please revise the first full paragraph on the second page of the DSP letter from Smith Barney Citigroup and the last sentence of the fourth paragraph of acknowledgements on the Indication of Interest form to clarify that a shareholder may elect not to purchase any shares in the DSP when contacted after pricing.

Response to Comment 13

  The requested changes to the DSP letter from Smith Barney Citigroup and the Indication of Interest Form have been made. The Company has supplementally provided the Staff under separate cover letter with copies of the revised materials. The Company respectfully requests that all information provided separately to the Staff as described in this letter be treated as supplemental information under Rule 418 under the Securities Act, and be returned by the Staff upon completion of its review.

* * * *

        If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3076 or John C. Kennedy at (212) 373-3025.

Sincerely,
/s/ VALÉRIE M. DEMONT
Valérie M. Demont

cc:	Scott D. Henry Frederick H. Kraus Harry D. Miltenberger John B. Page John C. Kennedy